UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2012

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	March 26, 2012	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

MEMORANDUM OF UNDERSTANDING RELATING TO THE ESTABLISHMENT OF A JOINT VENTURE WITH

JETSTAR AIRWAYS PTY LIMITED

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

The Company and Qantas intend to establish the Joint Venture which will consist of a Hong Kong-based, Jetstar-branded low-cost airline. For such purpose, the Board is pleased to announce that on 23 March 2012, the Company has entered into the MOU with Jetstar (a wholly owned subsidiary of Qantas).

The establishment of the Joint Venture is subject to the execution of certain legally binding agreements by the parties and receiving relevant regulatory approvals. As such, the establishment of the Joint Venture may or may not proceed, shareholders of the Company and public investors are advised to exercise caution when dealing in the shares of the Company.

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

China Eastern Airlines Corporation Limited (the “Company”) and Qantas Airways Limited (“Qantas”) intend to establish a joint venture (the “Joint Venture”) which will consist of a new Hong Kong – based, Jetstar-branded low-cost airline (the “Jetstar Hong Kong”). For such purpose, the board of directors (the “Board”) of the Company is pleased to announce that on 23 March 2012, the Company has entered into a binding memorandum of understanding (the “MOU”) with Jetstar Airways Pty Limited (“Jetstar”) (a wholly owned subsidiary of Qantas).

It is the intention of the parties that Jetstar Hong Kong, which will be incorporated and have its principal place of business in Hong Kong, will have an initial capital of USD115 million (or equivalent HKD) to be contributed equally by the Company and Jetstar (i.e. USD57.5 million (or equivalent HKD) each), and with a possible capital increase up to USD198 million (or equivalent HKD). Jetstar Hong Kong will operate a fleet of three Airbus A320s initially, which is expected to grow to 18 Airbus A320s by 2015. The shareholding percentage in Jetstar Hong Kong will be equally held by the Company and Jetstar, which will be equal partners in the Joint Venture, and certain investment terms may be adjusted subject to the requirements of relevant government authorities.

REASON FOR ENTERING INTO THE MOU

The low-cost airline market in Hong Kong has a significant development potential and room for growth, which provides the Company with opportunities for investing and developing the businesses in low-cost airline.

Jetstar is an Australian low-cost airline headquartered in Melbourne, Australia and is one of the leading low-cost airlines in the world. To the best of the knowledge, information and belief of the directors of the Company, and having made all reasonable enquiries, Jetstar and its ultimate beneficial owner(s) are third parties independent of the Company and its connected persons (as defined in the Listing Rules). The establishment and operation of Jetstar Hong Kong will take advantage of Jetstar’s rich experience in low-cost airline operations and industry expertise of both Jetstar and the Company.

The establishment of the Joint Venture by the Company and Jetstar, a wholly owned subsidiary of Qantas, will deepen the corporation relationship between the Company and Qantas which will lay a good foundation for building an extensive mutual trust and establishing a comprehensive and broad corporation for both the Company and Qantas in the future.

The establishment of the Joint Venture is subject to the execution of certain legally binding agreements by the parties and receiving relevant regulatory approvals. As such, the establishment of the Joint Venture may or may not proceed, shareholders of the Company and public investors are advised to exercise caution when dealing in the shares of the Company.

By order of the Board 中國東方航空股份有限公司 CHINA EASTERN AIRLINES CORPORATION LIMITED Luo Zhuping (Director and Company Secretary)

The Directors as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Li Yangmin	(Director, Vice President)
Luo Zhuping	(Director, Company Secretary)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the People’s Republic of China

23 March 2012

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